FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2007

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

12 Kineret Street, Airport City, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Information contained in this Form 6-K

On February 1, 2007, following the approval of the board of directors of the Company, the Company signed a term sheet pursuant to which it shall employ Mr. Roy Neuman as Chief Executive Officer (CEO) of the Company and its wholly owned subsidiary, Crow Electronic Engineering Ltd., commencing as of April 1, 2007.

Pursuant to the term sheet, Mr. Neuman, shall be entitled to a monthly salary of NIS 60,000/month (gross) linked to the Israeli CPI, increased annually by 5% if certain revenue and EBITDA targets (as determined by the board of directors of the Company) are met. Mr. Neuman will also be entitled to an annual bonus of up to 6 monthly salaries (based on achievement primarily of certain parameters as determined by the board of directors of the Company – including revenue and profit before tax).

In addition to a monthly salary, the Company will provide Mr. Neuman with an executive type company car, group 6 (including coverage of all operational expenses and taxes in respect of the provision of the car), “managers insurance” at a rate of 13.33% of gross salary, educational savings plan at a rate of 7.5% of gross salary, as well as certain other benefits as prescribed by Israeli employment laws.

According to the term sheet, Mr. Neuman will be entitled to receive options to purchase up to 2.5% of the issued share capital of the Company, at an exercise price of $7.50 per share, which may be exercised on a cashless basis. Vesting of one quarter of the options shall commence after one year from the commencement date of employment and the remainder three quarters of the options shall vest on a quarterly basis over a period of 3 years thereafter. The options shall expire 4 years after each vesting. A change in control of the Company will trigger acceleration of the vesting period for unvested options.

Additionally, if the Company is sold at a value of over US$ 120,000,000 within four years of the beginning of the employment, Mr. Neuman will be entitled to receive a bonus equivalent to 1% of the sale value.

The Company or Mr. Neuman may terminate Mr. Neuman’s employment by a 3 months prior written notice. In case of termination of Mr. Neuman’s employment, in addition to severance entitlements under the applicable law, Mr. Neuman will also be entitled to an additional three months’ salary if the termination was initiated by him or to an additional six months’ salary if the termination is initiated by the Company. In the event of a change in control in the Company, Mr. Neuman shall be entitled to an additional six months’ salary if the termination was initiated by him or an additional 12 months’ salary if the termination was initiated by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2007	Crow Technologies 1977 Ltd. By: /s/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer